FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010
Commission File Number: 0-28986

 TTI TEAM TELECOM INTERNATIONAL LTD.
 (Translation of registrant’s name into English)

12 Amal Street, Park Afek, Rosh Ha'ayin, 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The information set forth in this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form F-3 (Registration No. 333-122236) and (ii) the Registrant’s Registration Statements on Form S-8 (Registration Nos. 333-101979, 333-127097 and 333-139716).

On June 16, 2010, TTI Team Telecom International Ltd., an Israeli company (the “Company”), issued a press release announcing that it will hold Extraordinary General Meetings of its shareholders on July 22, 2010 in order to approve the Agreement and Plan of Merger (the “Merger Agreement”), dated June 8, 2010, by and among the Company, TEOCO Corporation (“Parent”), and TEOCO Israel Ltd. A copy of the Company’s press release announcing the Extraordinary General Meetings is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company also reports that, following the execution of the Merger Agreement, additional holders of preferred and ordinary shares have entered into voting undertakings with Parent under which they have agreed to vote their shares in favor of the Merger Agreement. Consequently, as of the date hereof, holders of an aggregate of approximately 35% of the Company's outstanding ordinary and preferred shares, on an as converted basis, have entered into such voting undertakings.  These undertakings will expire upon termination of the Merger Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TTI Team Telecom International Ltd.

Date: June 16, 2010	By:	/s/ Tali Cohen-Tueg
Tali Cohen-Tueg
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

Exhibit 99.1	Press release: TTI Telecom Announces Extraordinary General Meetings of Shareholders to be Held on July 22, 2010, dated June 16, 2010.